Exhibit 1.01

Exhibit 1.01 Conflict Minerals Report

This report for the year ended December 31, 2015 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934.

Background

In 2010, the United State Congress enacted Section 1502 of the Dodd Frank Financial Reform Act (the “Act”), which issued rules requiring certain companies to disclose their use of conflict minerals if those minerals are “necessary to the functionality or production of a product” manufactured by those companies. Under the act, those minerals include tantalum, tin, gold and tungsten and herein are referred to as “Conflict Minerals”.

Congress enacted this legislation because of concerns that the exploitation and trade of Conflict Minerals by armed groups is helping to finance conflict in the Democratic Republic of Congo (“DRC”) region and surrounding areas (Angola, Burundi, Central Africa Republic, Rwanda, South Sudan, Tanzania, Uganda, and Zambia) and is contributing to a humanitarian crisis.

Adherence to the Law

We are committed to ethical practices and full compliance with all applicable laws and regulations and support taking steps to ensure that the products received from our supply chain are responsibly sourced.  We support efforts to increase transparency in the supply chain and regulations that ensure companies conduct business with integrity, respect and the highest ethical standards.  In summary, we expect all of our vendors and suppliers to:

• Purchase materials from legitimate sources not involved in funding conflict in the DRC or adjoining countries.

• Avoid the use of Conflict Minerals which may directly or indirectly finance or benefit armed groups in the DRC or adjoining countries.

• Confirm that all Conflict Minerals used in products supplied or manufactured on our behalf are conflict-free, based on personal knowledge and / or written confirmations provided by the supplier.

• Cooperate with our due diligence process that was established to comply with the Act.

We adopted a formal policy on Conflict Minerals that reflects the principles above, and have made this policy available on our website at: www.dragonwaveinc.com.

Our Company and Products

DragonWave is a leading provider of high-capacity wireless Ethernet equipment used in emerging internet protocol (“IP”) networks. We design, develop, market and sell proprietary, carrier-grade microwave radio frequency networking equipment (often referred to as links), that transmit broadband voice, video and other data between two points. Our wireless carrier-Ethernet links, which are based on a native Ethernet platform, function as an extension to an existing fiber and global optic core telecommunications network. The principal application for our products is the backhaul function in a wireless communications network. Backhaul links connect the large amounts of network traffic aggregated by base stations and other collection points on the edge of the network to the high-capacity fiber optic infrastructure at the core of the network.

Additional applications for our products include point-to-point transport applications in private networks, including municipal and enterprise applications.  Our products are primarily marketed under the Harmony, Horizon Plus and Quantum names.

The Due Diligence Process

Due Diligence is an on-going process under which we (with the cooperation of our vendors and suppliers) will systematically gather information, with regard to the Conflict Minerals we utilize and our compliance with the Act.  In the course of exercising due diligence as part of our initial adoption of the requirements under the Act, we utilized the Organization for Economic Co-operation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas. The OECD guidance is the only nationally and internationally recognized due diligence framework that provides management recommendations for responsible supply chains of minerals.  We also utilized resources provided by the Conflict-Free Sourcing Initiative (“CFSI”), including the Conflict-Free Smelter Program (“CFSP”).  The CFSO uses a third party audit to identify smelters and refiners that have systems in place to assure sourcing of only conflict —free minerals, to provide additional country of origin information.

Step 1: Evaluation of our products

The first step of our internal due diligence over our supply chain was to evaluate our products, as described above, to determine if they contain any Conflict Minerals that are necessary to the product’s functionality.  Our products, like virtually all companies in the wireless and electronics industries, contain various metals, including tantalum, tin, tungsten and gold, (“3TG”) which originate in mines around the world.  A summary of the results of our product level due diligence is as follows:

Conflict Mineral	Raw Materials Impacted	Used in Which Finished Goods
Tantalum	Tantalum Capacitors	Used in Harmony, and Horizon products
Tin	Integrated Circuit Components, Passive Components	Used in Harmony, and Horizon products
Tungsten	Integrated Circuit Components	Used in Harmony, and Horizon products
Gold	Integrated Circuit components, Cable connectors, Printed circuit cards	Used in Harmony, and Horizon products

Step 2: Design of a Due Diligence Process

After determining that certain of our raw material components contained Conflict Minerals that are necessary to the product’s functionality, we moved to the second step of our internal due diligence process.

In this process we reviewed the suppliers which provide components that are used in our links which contain Conflict Minerals (as described in the chart above).  As part of this process we had formed a multi-disciplinary team to map out our strategy to comply with the Act and in 2014 and 2015 identified and formally approached all of the suppliers that provide us with components which contain Conflict Minerals to obtain information about the products we are acquiring from them.  We do not directly purchase Conflict Minerals, nor do we have any direct relationship with mines or smelters that process these minerals and, as a result, we are highly reliant on the cooperation of our suppliers and vendors to determine the source of the 3TGs we purchased.

We used the Conflict Minerals Reporting Template developed by the Electronic Industry Citizenship Coalition — Global eSustainability Initiative (“EICC — GeSI”) to survey the relevant suppliers.   The primary purpose of the survey was to determine the source of the identified Conflict Minerals, including the country of origin and the location of the mine or the smelter from which the minerals were produced.  The template is also used to determine if the materials originated from scrap or recycled sources.  We have developed a database of supplier responses and are tracking both the responses and compliance with the process.  We now require that our suppliers provide completed EICC-GeSI declarations evidencing the supplier’s commitment to becoming conflict-free and documenting countries of origin for the Conflict Minerals that it purchases.

We approached the suppliers with the potential for conflict mineral usage and greater than 80% of the suppliers have responded by completing the EICC — GeSI templates we sent.   We continue to work with the remainder with the goal of 100% compliance.  However, a significant portion of our suppliers indicated that they sometimes source these minerals from recycling and scrap metal suppliers.  In addition, a portion of our suppliers indicated that they are still working to identify the smelters that supply the Conflict Minerals to them.  Based on the data provided by our suppliers, we concluded that we are unable to determine the country of origin of all the Conflict Minerals in our supply chain during the reporting period. Because we are a smaller reporting company as defined by our filing status, pursuant to Instructions to Item 1.01(2) we are not required to submit an audit report of our Conflict Minerals Report.

Below are the steps that we intend to take in order to improve the due diligence conducted and further mitigate any risk that Conflict Minerals in our products could benefit armed groups in the DRC or an adjoining country:

•           Work more closely with our contract manufacturers from whom we source almost all of the 3TG material to better understand the source of the Conflict Minerals. We believe that these companies have robust information gathering capabilities and that we will be able to obtain more significant insights by leveraging their existing information and conclusions.

•           Establish a better review and follow-up process with existing suppliers who do not submit the requested EICC — GeSI templates in order to improve our response rate. In addition, establish a process to review submitted templates through direct supplier enquiries.  This additional contact may help to determine whether there is any previously undisclosed fact that would give us reason to believe that any of the products supplied to us were sourced from the DRC or an adjoining country.

•           Continue to communicate to employees about their ability to express concern related to the supply chain.